SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC

FORM 12B-25

Commission File Number 1-9820

NOTIFICATION OF LATE FILING

(Check One): [ X ] Form 10-K [  ] Form 11-K [  ] Form 20-F [  ] Form 10-Q [  ] Form N-SAR

     For Period Ended:

[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

     For the Transition Period Ended: June 30, 2002

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: This notification relates to additions and/or revisions to Items 6, 7, and 8 of the Form 10-K.

PART I
REGISTRANT INFORMATION

Full name of registrant                      Birmingham Steel Corporation

Former name if applicable

Address of principal executive office (Street and number) 1000 Urban Center Parkway, Suite 300

City, state and zip code                      Birmingham, Alabama 35242

PART II
RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On May 30, 2002, Birmingham Steel Corporation (the Company) announced it had reached a definitive agreement with Nucor Corporation (Nucor) to sell substantially all the assets of the Company and its subsidiaries for $615 million in cash. As a means of effecting the transaction with Nucor and in accordance with the terms of the definitive agreement with Nucor, on June 3, 2002, the Company and four of its subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code before the United States Bankruptcy Court for the District of Delaware (the Court). On August 12, 2002, Birmingham Steel Management, Inc., a subsidiary which was not included in the Company’s initial chapter 11 filing, filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code before the Court. On September 12, 2002, the Company’s pre-arranged chapter 11 plan was confirmed by the Court, thereby approving the sale to Nucor and the distribution of sale proceeds proposed under the plan. Due to the significant impact the bankruptcy proceedings and the terms of the transaction with Nucor have had upon the Company’s annual financial statements, the Company could not file the annual report on Form 10-K without unreasonable effort or expense in the absence of an extension of the filing date.

     As indicated in Part II above, the Form 10-K will be filed on or before the 15th calendar day following the prescribed filing date.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification:

Name:   J. Daniel Garrett

Phone:  (205) 970-1200

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Birmingham Steel Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned There unto duly authorized.

Date: October 1, 2002	By: /s/ J. Daniel Garrett J. Daniel Garrett Executive Vice President - Chief Financial Officer

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